                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                          (Amendment No.       )*
                                         ------

                       Specialty Laboratories, Inc.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                  Common Stock, no par value per share
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                84749R100
                     ----------------------------------
                              (CUSIP Number)

                            December 31, 2000
--------------------------------------------------------------------------------
               (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / / Rule 13d-1(b)

     / / Rule 13d-1(c)

     /X/ Rule 13d-1(d)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84749R100
          ---------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     James B. Peter
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
     United States
-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                     13,603,251 (1)
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                     661,000 (1)
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                  0
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                  14,264,251 (1)
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     14,264,251 (1)
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /   Not Applicable.
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     70.7%
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)
     IN
-------------------------------------------------------------------------------

(1) The aggregate amount of shares beneficially owned by James Peter consists of: (a) 13,603,251 shares held by James Peter as the managing general partner of the Specialty Family Limited Partnership, dated 9/1/1995, as amended ("SFLP"), and (b) 661,000 shares held by James Peter as the co-trustee of the Peter Family Revocable Trust, dated 10/23/1986, as amended ("PFRT"). James Peter, as the managing general partner of SFLP, has sole voting power and shared dispositive power with the general partners and limited partners of SFLP. James Peter, SFLP, Joan Peter, Deborah Estes and PFRT may be deemed to be a "group" for purposes of Section 13(d)(3) of the Act. James Peter disclaims beneficial ownership of all shares held by SFLP and PFRT except to the extent of his pecuniary interest therein.

CUSIP No. 84749R100
          ---------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

        Specialty Family Limited Partnership
        Tax ID Number:   954574435
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
     California
-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                     13,603,251
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                     0
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                  13,603,251
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                  0
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     13,603,251 (2)
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        /X/
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     67.4%
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)
     PN
-------------------------------------------------------------------------------

(2) James Peter, SFLP, Joan Peter, Deborah Estes and PFRT may be deemed to be a "group" for purposes of Section 13(d)(3) of the Act. As a result, SFLP may be deemed to be the beneficial owner of and share the power to vote or direct the vote of 661,000 additional shares. SFLP disclaims any beneficial ownership of the shares held by PFRT.

CUSIP No. 84749R100
          ---------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Joan Peter
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
     United States
-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                     0
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                     661,000 (3)
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                  0
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                  14,264,251 (3)
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     14,264,251 (3)
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /    Not Applicable.
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     70.7%
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)
     IN
-------------------------------------------------------------------------------

(3) The aggregate amount of shares beneficially owned by Joan Peter consists of: (a) 13,603,251 shares held by Joan Peter as general partner of SFLP and (b) 661,000 shares held by Joan Peter as co-trustee of PFRT. Joan Peter, as general partner of SFLP, has shared dispositive power but does not have power to vote or direct the vote of any shares held by SFLP. James Peter, SFLP, Joan Peter, Deborah Estes and PFRT may be deemed to be a "group" for purposes of Section 13(d)(3) of the Act. Joan Peter disclaims beneficial ownership of all shares held by SFLP and PFRT except to the extent of her pecuniary interest therein.

CUSIP No. 84749R100
          ---------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Deborah Estes
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
     United States
-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                     63,800 (4)
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                     0
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                  63,800 (4)
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                  13,603,251 (4)
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     13,667,051 (4)
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        /X/
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     67.7%
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)
     IN
-------------------------------------------------------------------------------

(4) The aggregate amount of shares beneficially owned by Deborah Estes consists of: (a) 63,800 shares held by Deborah Estes as trustee for the James B. Peter, Jr., Third Generation Trust, dated 10/1/1995, as amended (the
     "James B. Peter, Jr. Third Generation Trust") and (b) 13,603,251 shares held by Deborah Estes as general partner of SFLP. Deborah Estes, as general partner of SFLP, has shared dispositive power but does not have power to vote or direct the vote of any shares held by SFLP. James Peter, SFLP, Joan Peter, Deborah Estes and PFRT may be deemed to be a "group" for purposes of Section 13(d)(3) of the Act. As a result, Deborah Estes may be deemed to be the beneficial owner of and share the power to vote or direct the vote of shares held by PFRT. Deborah Estes disclaims beneficial ownership of all shares held by the James B. Peter, Jr. Third Generation Trust, SFLP and PFRT, except to the extent of her pecuniary interest therein.

CUSIP No. 84749R100
          ---------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Peter Family Revocable Trust, dated 10/23/86, as amended ("PFRT")
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
     California
-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                     661,000 (5)
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                  661,000 (5)
                             --------------------------------------------------
                              (8) Shared Dispositive Power

-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     661,000 (5)
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        /X/
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     3.3%
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)
     OO
-------------------------------------------------------------------------------

(5) James Peter, SFLP, Joan Peter, Deborah Estes and PFRT may be deemed to be a "group" for purposes of Section 13(d)(3) of the Act. As a result, PFRT may be deemed to be the beneficial owner of and share the power to vote or direct the vote of 13,603,251 additional shares held by SFLP.
     PFRT disclaims beneficial ownership of all shares held by SFLP.

CUSIP No. 84749R100
          ---------

ITEM 1.

    (a)   NAME OF ISSUER
          Specialty Laboratories, Inc.
          ---------------------------------------------------------------------
    (b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

          1620 26th Street, South Tower, 5th Floor
          Santa Monica, California 90404
          ---------------------------------------------------------------------


ITEM 2.

    (a)   NAME OF PERSON FILING

          James B. Peter
          Specialty Family Limited Partnership ("SFLP")
          Joan Peter
          Deborah Estes
          Peter Family Revocable Trust ("PFRT")
          ---------------------------------------------------------------------
    (b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

          All Filing Parties:  1620 26th Street, South Tower, 5th Floor
                               Santa Monica, California 90404
          ---------------------------------------------------------------------
    (c)   CITIZENSHIP

          James B. Peter - United States
          Specialty Family Limited Partnership - California
          Joan Peter - United States
          Deborah Estes - United States
          Peter Family Revocable Trust - California
          ---------------------------------------------------------------------
    (d)   TITLE OF CLASS OF SECURITIES

          Common Stock, no par value per share
          ---------------------------------------------------------------------
    (e)   CUSIP NUMBER
          84749R100
          ---------------------------------------------------------------------

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) or 13d-2(b) CHECK WHETHER THE PERSON FILING IS A:

                                Not Applicable.

CUSIP No. 84749R100
          ---------

ITEM 4.  OWNERSHIP

    Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

    (a) Amount beneficially owned:

        James B. Peter (1)                             14,264,251
        Specialty Family Limited Partnership (2)       13,603,251
        Joan Peter (3)                                 14,264,251
        Deborah Estes (4)                              13,667,651
        PFRT (5)                                          661,000
    ---------------------------------------------------------------------------

    (b) Percent of class: %

        James B. Peter (1)                                  70.66%
        Specialty  Family Limited Partnership (2)           67.39%
        Joan Peter (3)                                      70.66%
        Deborah Estes (4)                                   67.00%
        PFRT (5)                                             3.27%
    ---------------------------------------------------------------------------

    (c) Number of shares as to which the person has:

          (i) Sole power to vote or to direct the vote:

              James B. Peter (1)                       13,603,251
              Specialty Family Limited Partnership (2) 13,603,251
              Joan Peter (3)                               -0-
              Deborah Estes (4)                            63,800
              PFRT (5)                                    661,000

              -----------------------------------------------------------------
         (ii) Shared power to vote or to direct the vote:

              James B. Peter (1)                           661,000
              Specialty Family Limited Partnership (2)      -0-
              Joan Peter (3)                               661,000
              Deborah Estes (4)                             -0-
              PFRT (5)                                      -0-

              -----------------------------------------------------------------
        (iii) Sole power to dispose or to direct the disposition of:

              James B. Peter (1)                            -0-
              Specialty Family Limited Partnership (2)  13,603,251
              Joan Peter (3)                                -0-
              Deborah Estes (4)                             63,800
              PFRT (5)                                     661,000

              -----------------------------------------------------------------
         (iv) Shared power to dispose or to direct the disposition of:

              James B. Peter (1)                        14,264,251
              Specialty Family Limited Partnership (2)      -0-
              Joan Peter (3)                            14,264,251
              Deborah Estes  (4)                        13,603,251
              PFRT (5)                                      -0-

              -----------------------------------------------------------------

(1) The aggregate amount of shares beneficially owned by James Peter consists of: (a) 13,603,251 shares held by James Peter as the managing general partner of SFLP, and (b) 661,000 shares held by James Peter as the co-trustee of the PFRT. James Peter, as the managing general partner of SFLP, has sole voting power shared dispositive power with the general partners and limited partners of SFLP. James Peter, SFLP, Joan Peter, Deborah Estes and PFRT may be deemed a "group" for purposes of Section 13(d)(3) of the Act. James Peter disclaims beneficial ownership of all shares held by SFLP and PFRT except to the extent of his pecuniary interest therein.

(2) James Peter, SFLP, Joan Peter, Deborah Estes and PFRT may be deemed to be a "group" for purposes of Section 13(d)(3) of the Act. As a result, SFLP may be deemed to be the beneficial owner of and share the power to vote or direct the vote of 661,000 additional shares. SFLP disclaims any beneficial ownership of the shares held by PFRT.

(3) The aggregate amount of shares beneficially owned by Joan Peter consists of: (a) 13,603,251 shares held by Joan Peter as general partner of SFLP and (b) 661,000 shares held by Joan Peter as co-trustee of PFRT. Joan Peter, as general partner of SFLP, has shared dispositive power but does not have power to vote or direct the vote of any shares held by SFLP. James Peter, SFLP, Joan Peter, Deborah Estes and PFRT may be deemed to be a "group" for purposes of Section 13(d)(3) of the Act. Joan
     Peter disclaims beneficial ownership of all shares held by SFLP and PFRT except to the extent of her pecuniary interest therein.

(4) The aggregate amount of shares beneficially owned by Deborah Estes consists of: (a) 63,800 shares held by Deborah Estes as trustee for the James B. Peter, Jr., Third Generation Trust, dated 10/1/1995, as amended (the
     "James B. Peter Third Generation Trust") and (b) 13,603,251 shares held by Deborah Estes as general partner of SFLP. Deborah Estes, as general partner of SFLP, has shared dispositive power but does not have power to vote or direct the vote of any shares held by SFLP. James
     Peter, SFLP, Joan Peter, and PFRT may be deemed a "group" for purposes of Section 13(d)(3) of the Act. As a result, Deborah Estes may be deemed to be the beneficial owner of and share the power to vote or direct the vote of shares held by PFRT. Deborah Estes disclaims beneficial ownership of all shares held by the James B. Peter, Jr. Third Generation Trust, SFLP and PFRT, except to the extent of her pecuniary interest therein.


(5) James Peter, SFLP, Joan Peter, Deborah Estes and PFRT may be deemed to be a "group" for purposes of Section 13(d)(3) of the Act. As a result, PFRT may be deemed to be the beneficial owner of and share the power to vote or direct the vote of 13,603,251 additional shares held by SFLP.
     PFRT disclaims beneficial ownership of all shares held by SFLP.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. / /

         Not Applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not Applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         See Exhibit B.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not Applicable.

CUSIP No. 84749R100
          ---------

ITEM 10. CERTIFICATION

                                Not Applicable.

                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  February 14, 2001
                                       ----------------------------------------
                                                         Date

                                                 /s/ JAMES B. PETER
                                       ----------------------------------------
                                                      Signature
                                                    James B. Peter


                                       SPECIALTY FAMILY LIMITED
                                       PARTNERSHIP

                                                  /s/ JAMES B. PETER
                                       ----------------------------------------
                                                      Signature

                                        James B. Peter/Managing General Partner
                                       ----------------------------------------
                                                      Name/Title


                                                    /s/ JOAN C. PETER
                                       ----------------------------------------
                                                      Signature
                                                      Joan Peter


                                                  /s/ DEBORAH ESTES
                                       ----------------------------------------
                                                      Signature
                                                    Deborah Estes


                                       PETER FAMILY REVOCABLE TRUST


                                                  /s/ JAMES B. PETER
                                       ----------------------------------------
                                                      Signature


                                              James B. Peter/Co-Trustee
                                       ----------------------------------------
                                                      Name/Title


                                                   /s/ JOAN C. PETER
                                       ----------------------------------------
                                                      Signature

                                                 Joan Peter/Co-Trustee
                                       ----------------------------------------
                                                      Name/Title

CUSIP No. 84749R100
          ---------

                                 EXHIBIT A

                  AGREEMENT FOR JOINT FILING OF SCHEDULE 13G

     The undersigned and each other person executing this joint filing agreement (the "Agreement") agree as follows:

     (1) The undersigned and each other person executing this Agreement are individually eligible to use the Schedule 13G to which this Exhibit is attached and such Schedule 13G is filed on behalf of the undersigned and each other person executing this Agreement; and

     (2) The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

     This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

Date:  February 14, 2001

                                   Signature: /s/ JAMES B. PETER
                                            -----------------------------------
                                   Name:    James B. Peter



                                   SPECIALTY FAMILY LIMITED PARTNERSHIP

                                   Signature: /s/ JAMES B. PETER
                                            -----------------------------------
                                   Name:    James B. Peter
                                   Title:   Managing General Partner


                                   Signature: /s/ JOAN C. PETER
                                            -----------------------------------
                                   Name:    Joan Peter

                                   Signature: /s/ DEBORAH ESTES
                                            -----------------------------------
                                   Name:    Deborah Estes


                                   PETER FAMILY REVOCABLE TRUST


                                   Signature: /s/ JAMES B. PETER
                                            -----------------------------------
                                   Name:    James B. Peter
                                   Title:   Co-Trustee


                                   Signature: /s/ JOAN C. PETER
                                            -----------------------------------
                                   Name:    Joan Peter
                                   Title:   Co-Trustee

CUSIP No. 84749R100
          ---------

                                   EXHIBIT B

                        IDENTITY OF EACH GROUP MEMBER


James B. Peter

Specialty Family Limited Partnership

Joan Peter

Deborah Estes

Peter Family Revocable Trust